UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Call to Ordinary and Extraordinary General Shareholders’ Meeting for April 29, 2026;

2.	Proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda;

3.	Minutes of the Audit Committee No. 328

Buenos Aires, March 11, 2026

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 29, 2026.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for April 29, 2026.

We hereby attach:

a)	The call to an Ordinary and Extraordinary General Shareholders’ Meeting.

b)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

c)	The Minutes of the Audit Committee No. 328.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Luis Fernando Rial Ubago
Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

BOARD MINUTES No. 494

Relevant section

In the City of Buenos Aires, on March 10, 2026, at 2:00 p.m., in accordance with the provisions of Article 10 of the Bylaws, the directors of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) Mariano M. Ibáñez; Alejandro A. Urricelqui; Ignacio C. Moran; Damián F. Cassino; Carlos A. Harrison; Martín H. D’Ambrosio; Baruki L.A. González and Luca Luciani participated in this meeting via videoconference. The Chairman of the Board of Directors, Carlos A. Moltini, and the directors Ignacio R. Driollet and Diego M. Bianchi are present at the headquarters.

Alternate director María Lucila Romero participates without voting rights (via videoconference).

The regular trustees Alejandro H. Massa, Saturnino J. Funes, and María Ximena Digón, as well as alternate trustee Rubén Suárez (alternate for Pablo G. San Martín), also participate via videoconference. Regular trustee Pablo A. Buey Fernandez is present at headquarters.

All directors and trustees participating by videoconference did so from the City of Buenos Aires, some, and from the Province of Buenos Aires, others, with the exception of Messrs. Luciani and Ibáñez, who participated from Rome and Madrid, respectively.

The Chief Financial Officer, Federico Pra, who is temporarily serving as CFO, participates via videoconference. The Director of Administration, Marcelo Trivarelli, and the Manager of Corporate Affairs, Andrea V. Cerdán, are present at the headquarters.

The meeting is chaired by the Chairman of the Board of Directors, Mr. Carlos A. Moltini, who, after confirming that a quorum is present, submits the following agenda for consideration:

CALL FOR AN ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING AND CLASS “A” AND CLASS “D” SHARES SPECIAL SHAREHOLDERS’ MEETINGS OF TELECOM ARGENTINA S.A.

The Chairman stated that, in compliance with applicable legal and statutory provisions, a Shareholders’ Meeting must be convened to consider, among other matters, the accounting documentation for the fiscal year ended December 31, 2025, for which reason the date of the meeting must be set and the Agenda established.

Mr. Moltini adds that, in view of the foregoing, it is also necessary to call an Extraordinary Meeting to consider the Corporate Reorganization and the documents that the Board of Directors has just approved. In accordance with the provisions of Article 4 of the Bylaws, it is also necessary to hold a Special Meeting of Class “A” Shares and a Special Meeting of Class “D” Shares.

After deliberating on the matter, the Board of Directors unanimously resolves to convene the shareholders of Telecom Argentina (“Telecom Argentina” or the “Company”) to an Ordinary and Extraordinary General Meeting and Special Meetings of Class “A” and Class “D” Shares, to be held in person on April 29, 2026, at 11:00 a.m. on first call, and at 12:00 p.m. on second call for the items on the agenda of the ordinary meeting, at the Company's headquarters located at General Hornos 690, Ground Floor, Autonomous City of Buenos Aires, in order to consider the following:

AGENDA

1)	Appointment of two shareholders to sign the Minutes of the Meeting.

2)	Consideration of the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (“CNV”) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Listing Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-seventh fiscal year, ended December 31, 2025 (“Fiscal Year 2025”).

3)	Consideration of Retained Earnings as of December 31, 2025, which report a negative balance of AR$123,939,460,761. Proposal to: (i) Absorb the amount of AR$123,939,460,761 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level.” (ii) It is also proposed regarding the amount of AR$115,492,131,831 to be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$1,296,502,587,476) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will have a balance of AR$3,158,292,313,841. (iii) Submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to totally or partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” and to distribute, in one or more distributions, dividends in cash or in kind or any combination of both options.

4)	Consideration of the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during the Fiscal Year 2025.

5)	Consideration of the compensation for the Members of the Board of Directors (allocated amount: AR$ 6,822,234,989) for the fiscal year ended December 31, 2025, which reported a computable loss according to the terms of the CNV Rules.

6)	Authorization for the Board of Directors to pay advances on fees to those Directors who during fiscal year to end December 31, 2026 (“Fiscal Year 2026”) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

7)	Consideration of the compensation to Members of the Supervisory Committee corresponding to the Fiscal Year 2025. Proposal to pay the total amount of AR$470,003,765.

8)	Authorization for the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during the Fiscal Year 2026 (contingent upon what the Shareholders’ Meeting resolves).

9)	Election of five (5) regular Members of the Supervisory Committee to serve during the Fiscal Year 2026.

10)	Determination of the number of alternate Members of the Supervisory Committee to serve during the Fiscal Year 2026 and elect them.

11)	Determination of the compensation of the Independent Auditors who served during the Fiscal Year 2025.

12)	Appointment of the Independent Auditors of the financial statements for the Fiscal Year 2026.

13)	Determination of the compensation Independent Auditors of the financial statements for the Fiscal Year 2026.

14)	Consideration of the budget for the Audit Committee for the Fiscal Year 2026 (AR$232,454,485).

15)	Consideration of the corporate reorganization through which Telecom Argentina S.A. (“Telecom Argentina”), as absorbing and surviving company, will merge with Teledifusora San Miguel Arcangel S.A. (“TSMA”) (hereinafter, the “Corporate Reorganization” or the “Reorganization”), effective January 1, 2026, in compliance with sections 82 and subsequent of the General Corporate Law, sections 80 and subsequent of the Income Tax Law and the CNV Rules. Consideration of the Individual Special Merger Financial Situation Statement of Telecom Argentina and the Consolidated Special Merger Financial Situation Statement of Telecom Argentina and TSMA, both as from December 31, 2025, with their respective reports of the Supervisory Committees and of the Independent Auditors. Consider the Preliminary Merger Agreement entered into by Telecom Argentina and TSMA on March 10, 2026. Subscription of to the Final Merger Agreement. Grant authorizations to request to the regulatory entities any necessary approvals and authorizations and to perform all due submissions and procedures to obtain the corresponding registrations.

THE BOARD OF DIRECTORS

Note 1: Items 3 and 15 on the Agenda will be addressed in accordance with the rules applicable to the extraordinary meeting, and the rest of the items will be addressed in accordance with the rules applicable to the ordinary meeting. Item 15 on the Agenda will be addressed first in the Class “A” and Class “D” Shares Special Shareholders’ Meetings and then in the General Extraordinary Shareholders’ Meeting (in accordance with section 244 in fine of the General Corporate Law).

Note 2: Within the regulatory deadline, the documents related to the Shareholders’ Meeting may be consulted on the CNV’s website and on Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions of CNV Rules in section 23 of Chapter II, Title II, at the time of registration to take part in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives (name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting). Legal entities or other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 25, 26 and 27 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 10, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: To be able to attend the Shareholders’ Meeting, the holders of Class “B” and Class “C” shares must deposit the book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at General Hornos 690, 8th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. Buenos Aires Time and from 3 p.m. to 5 p.m. Buenos Aires Time or communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar with the corresponding book-entry shareholding certificate within the same time limit and until 5 p.m. Within the same terms and timetable, the holders of book-entry shares Class “A” and “D” must notify their attendance to the Meeting. The deadline is April 23, 2026, at 5 p.m. Buenos Aires Time.

Note 6: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING AND CLASS “A” AND CLASS “D” SHARES SPECIAL SHAREHOLDERS’ MEETINGS

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Approve Telecom Argentina’s documentation for the Fiscal Year 2025 required by Section 234 subsection 1 of Law No.19,550 and CNV Rules Title IV Chapter I article 1 (N.T. 2013): the Integrated Annual Report and its Annex (Report on the Corporate Governance Code); the Informative Briefing; the Financial Statements and all their accompanying Notes and Annexes; the information of the Financial Statements for the period ended December 31, 2025 required by CNV Rules and the BYMA Listing Rules section 62; the Report from the Supervisory Committee; the Annual Report submitted by the Audit Committee, and the rest of the documentation for the fiscal year, including the English language documentation required by the Securities & Exchange Commission, as said documentation has been submitted and approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively, to the extent of their respective competencies.”

Proposal for the Third Item on the Agenda:

Regarding Retained Earnings as of December 31, 2025, which report a negative balance of AR$123,939,460,761 it is proposed to: (i) Absorb the amount of AR$123,939,460,761 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level.” (ii) It is also proposed regarding the amount of AR$115,492,131,831 to be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$1,296,502,587,476) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will reach a balance of AR$3,158,292,313,841. (iii) Submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to totally or partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” and to distribute, in one or more times, dividends in cash or in kind or any combination of both options

We note that this proposal regarding Retained Earnings of the Fiscal Year 2025 sets forth amounts in constant currency as of December 31, 2025.

Proposal for the Fourth Item on the Agenda:

No proposal is formulated on this item, for which the Shareholders’ Meeting will consider the performance of the Members of the Board of Directors and the Members of the Supervisory Committee of Telecom Argentina who have served during the Fiscal Year 2025.

Proposal for the Fifth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Approve a total compensation of AR$6,822,234,989 to the Members of the Board of Directors of Telecom Argentina who served since January 1st, 2025 up to December 31, 2025 to be distributed, in the manner that the Board of Directors resolves among the directors who serve as independent directors or perform technical-administrative tasks or perform special assignments.”

Proposal for the Sixth Item on the Agenda:

The Board proposes to: “Authorize the Board of Directors to pay advances on fees to those Directors of Telecom Argentina that during the Fiscal Year 2026 serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).”

Proposal for the Seventh Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Approve a total compensation of AR$470,003,765 for the Supervisory Committee of Telecom Argentina who served since January 1, 2025 up to December 31, 2025, to be equally distributed among the five regular Members of said Committee, in the manner determined by the Supervisory Committee, after the portion corresponding to the Member that represents said Committee before the Executive Committee is allocated.”

Proposal for the Eighth Item on the Agenda:

The proposal is made to: “Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee of Telecom Argentina who serve during the Fiscal Year 2026, contingent upon what the Shareholders’ Meeting resolves.”

Proposal for Ninth Item on the Agenda:

The Board abstains from making a proposal regarding the persons to be designated as regular Members of the Supervisory Committee. The Shareholders nominating Members of said Committee are reminded of the provisions of Law 26,831 section 79: “For publicly listed companies per shares or debt negotiable instruments, all Members of the Supervisory Committee shall qualify as independent,” and therefore, they are required to report to the Shareholders’ Meeting if they qualify as “independent” in accordance with the standard specified by the CNV Rules.

Proposal for the Tenth Item on the Agenda:

The Board proposes to the Shareholders Meeting to: “Determine that the number of Alternate Members of the Supervisory Committee to serve during the Fiscal Year 2026 should be five (5) members.” The Board abstains from making a proposal regarding the persons to be designated as Alternate Members of the Supervisory Committee.

Proposal for the Eleventh Item on the Agenda:

The Board proposes to the Shareholders to: “Determine the compensation for the audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for the Fiscal Year 2025 at the amount of AR$1,735,224,000 (not including VAT), of which AR$1,198,104,000 correspond to audit tasks of the Financial Statements, and AR$537,120,000 for the audit activities conducted in connection with the certification under Section 404 of Sarbanes- Oxley Act.”

Proposal for the Twelfth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to: “Appoint the firm Price Waterhouse&Co. S.R.L. as the Independent Auditors of the financial statements of Telecom Argentina for the Fiscal Year 2026.” If this proposal is approved, Mr. Eduardo Alfredo Loiacono would serve as the regular certifying accountant, and Mr. Ezequiel Luis Mirazón would serve as alternates.

Proposal for the Thirteenth Item on the Agenda:

It is proposed that: “The compensation of the designated Independent Auditors for the Fiscal Year 2026 be determined by the Shareholders’ Meeting considering the financial documentation for the Fiscal Year 2026, delegating powers to the Audit Committee to determine the method of service delivery and to make advance payments on fees.”

Proposal for the Fourteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is that: “In accordance with the estimate made by the Audit Committee, the budget for the functioning of said Committee for the Fiscal Year 2026 be established at the amount of AR$232,454,485”.

Proposal for the Fifteenth Item on the Agenda:

The proposal to the Shareholders’ Meeting is to approve:

i)     The corporate reorganization through which Telecom Argentina, as absorbing and continuing company, will merge TSMA, effective January 1st, 2026, in compliance with sections 82 and subsequent of the General Corporate Law, sections 80 and subsequent of the Income Tax Law and the CNV Rules; the Individual Special Merger Financial Situation Statement of Telecom Argentina and the Consolidated Special Merger Financial Situation Statement of Telecom Argentina and TSMA, both as from December 31, 2025, with their respective Reports of the Supervisory Committees and of the Independent Auditors; the Preliminary Merger Agreement and the other documents related with the Corporate Reorganization that are detailed in item 15 of the Agenda.

ii)   To delegate powers to Mr. Carlos Alberto Moltini, Chairman, Mr. Mariano Marcelo Ibañez, Vice Chairman, and Mr. Damián Fabio Cassino, director, so that any of them indistinctly sign the Final Merger Agreement on behalf of Telecom Argentina.

iii)  To authorize the attorneys Andrea Viviana Cerdán, Alejandra Lea Martínez, María Verónica Tuccio, María Lucila Romero, Eugenia Prieri Belmonte, Martín Guillermo Ríos, Lucrecia María Delfina Moreira Savino and María Constanza Martella so that any of them acting indistinctly, requests to the control agencies the necessary approvals and authorizations in order to obtain the corresponding registrations”.

The members of the Supervisory Committee expressly state that the following directors participated remotely in this meeting: Mariano M. Ibáñez; Alejandro A. Urricelqui; Ignacio C. Moran; Damián F. Cassino; Carlos A. Harrison; Martín H. D'Ambrosio; Baruki L.A. González, and Luca Luciani participated remotely in this meeting via videoconference and voted in accordance with the rules on the items on the agenda for this meeting. Likewise, the trustees hereby certify the regularity of the decisions adopted during this meeting.

There being no further business to discuss, these minutes were drawn up and the meeting was adjourned at 3:00 p.m.

Signatures: Directors: Carlos A. Moltini; Mariano M. Ibáñez (via videoconference); Alejandro A. Urricelqui (via videoconference); Ignacio R. Driollet; Ignacio C. Moran (via videoconference); Damián F. Cassino (via videoconference); Carlos A. Harrison (via videoconference); Martín H. D´Ambrosio (via videoconference); Baruki L. A. González (via videoconference); Luca Luciani (via videoconference); Diego M. Bianchi.- Trustees: Pablo A. Buey Fernández; Alejandro H. Massa (via videoconference); Saturnino J. Funes (via videoconference) and Rubén Suárez (substitute for Pablo G. San Martín (via videoconference)) and María Ximena Digón (via videoconference).

/s/ Andrea V. Cerdán

Andrea V. Cerdán

Attorney in fact

MEETING MINUTES

AUDIT COMMITTEE MEETING No. 328

MEMBERS IN ATTENDANCE:	Martín Héctor D’Ambrosio, Ignacio Cruz Morán and Carlos Alejandro Harrison
SECRETARY:	Daniel Cazzasa
EXTENAL ADVISOR:	Dr. Armando F. Ricci
OTHER ATTENDEES:	On behalf of the Supervisory Committee: Alejandro Massa and Pablo San Martin
DATE OF MEETING:	February 19, 2026 – 3:00 p.m.

PRESENTATION OF MEETING AGENDA

At 3:00 p.m., Alejandro Harrison, Chairman of the Audit Committee, states that the meeting is being held in a hybrid manner using the IT platform CISCO WEBEX, with 100% quorum. Therefore, he addresses the agenda scheduled for the meeting.

He states that the full supporting documentation on the items to be considered has been distributed in advance to the Committee members, with the following agenda:

1.	Opinion on the proposals that the Board intends to submit to the Annual General and Extraordinary Shareholders’ Meeting:

a.	Opinion on the proposal for Board of Directors’ fees for fiscal year 2025 and advance fee payments to Directors serving in fiscal year 2026;

b.	Opinion on the proposal for Independent Auditors’ fees for fiscal year 2025;

c.	Opinion on the proposal to appoint Independent Auditors for fiscal year 2026;

d.	Expenses of the Audit Committee — 2025 Report and 2026 Budget.

----------------------------------------------------------------------------------------------------------------------------

The Chairman submits for consideration the First Item on the agenda:

1.	OPINION ON THE PROPOSALS THAT THE BOARD INTENDS TO SUBMIT TO THE ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING:

•	Opinion on the proposal for Board of Directors’ fees for fiscal year 2025 and advance fee payments to Directors serving in fiscal year 2026;

•	Opinion on the proposal for Independent Auditors’ fees for fiscal year 2025;

•	Opinion on the proposal to appoint Independent Auditors for fiscal year 2026;

•	Expenses of the Audit Committee — 2025 Report and 2026 Budget.

The Chairman states that the Board of Directors of the Company, at its meeting on February 11, 2026, requested the opinion of the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Securities Exchange Act, on certain proposals that the Board of Directors intends to submit for the consideration of the Annual General Shareholders’ Meeting that will consider the Fiscal Year ended December 31, 2025.

Therefore, as is usual, the Audit Committee has been asked to provide an opinion regarding the proposals to be submitted before the General and Extraordinary Meeting on the following items:

a)	Allocation to the directors of TELECOM ARGENTINA S.A. who served during the 2025 fiscal year (from January 1, 2025, to December 31, 2025) of compensation to be considered by the General and Extraordinary Meeting, distributed in the manner that the Board agrees in due course, for all purposes, from January 1, 2025, to December 31, 2025, in the amount of ARS 6,822,234,989.00.

b)	Authorization of the Board of Directors to make advance payments, as has been a practice in previous fiscal years, of fees to the Directors who during fiscal year 2026 will act as independent directors or will fulfill technical and administrative roles or will serve on special commissions, within the provisions of the General Corporations Law, contingent upon the decision of the Shareholders’ Meeting that will consider the documentation for the year ending December 31, 2026.

c)	The proposal to pay the firm Price Waterhouse & Co. S.R.L. (“PwC”) for its services as Independent Auditors of TELECOM ARGENTINA S.A.’s financial statements for fiscal year 2025 the amount of ARS 1,735,224,000.00 (which does not include VAT), broken down into ARS 1,198,104,000.00 for financial statements audit tasks, and ARS 537,120,000.00 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

d)	The proposal to appoint the firm Price Waterhouse & Co. S.R.L. as Independent Auditors of TELECOM ARGENTINA S.A.’s financial statements for the fiscal year ending December 31, 2026, with Eduardo Alfredo Loicono acting as the regular certifying accountant and Ezequiel Luis Mirazón as his alternate.

e)	Furthermore, the Audit Committee has been asked to report the amount required for its operation and training activities during fiscal year 2025 to be reported to the Shareholders’ Meeting, and to provide an evaluation of the resources it deems necessary to carry out its duties during fiscal year 2026, so as to request the Shareholders’ Meeting to approve the respective budget.

I.	OPINION ON THE PROPOSAL FOR BOARD OF DIRECTORS’ FEES FOR FISCAL YEAR 2025 AND ADVANCE FEE PAYMENTS TO DIRECTORS SERVING IN FISCAL YEAR 2026

The proposal submitted by the Board is to allocate to the Directors of TELECOM ARGENTINA S.A. who served in fiscal year 2025 (from January 1, 2025, to December 31, 2025), a total compensation of ARS 6,822,234,989.00, for all their duties, proposing that the General and Extraordinary Meeting delegate authority to the Board to distribute that amount among its members.

After exchanging ideas, the Audit Committee UNANIMOUSLY approves the amount of fees to be allocated to the abovementioned Directors of TELECOM ARGENTINA S.A. To that end, the Audit Committee has taken into consideration the following criteria to support such approval:

a)	Each of the roles that have been performed by the members on the Board and the different Committees;

b)	The responsibilities assigned and assumed, and the representation of the Company and its subsidiaries in the country and abroad;

c)	The specific dedication to their functions as part of the Governing Body, and the value added to the business for the technical tasks performed during the year;

d)	The provisions of article 261 of the General Corporations Law No. 19,550, and the compensatory nature of the functions assigned, as well as the provisions of CNV Regulations Chapter III Title II;

e)	The experience of Board members in their roles as well as the track record, professional experience and reputation of Directors who will receive said fees;

f)	The roles of Chairman and Vice-Chairman during the year under review, and the technical and administrative tasks fulfilled;

g)	The added value of additional functions carried out by some Members of the Board on several committees (Executive Committee, Audit Committee), requiring a specific professional profile, spending many hours of work, and involving tasks of high responsibility;

h)	The exclusive service of the Directors who are part of the Audit Committee, who do not participate in other Audit Committees in the market;

i)	The Company’s business volume, and strategic decisions made by this body and the challenges associated with the function;

j)	The proportionality, coherence and correlation of the proposal to be made to the General and Extraordinary Meeting with those submitted in previous fiscal years, considering the global context and the high adaptability to new situations and permanent challenges faced by the market where the Company operates;

k)	The market behavior of publicly traded companies that are listed both on Argentine and US Stock Exchanges.

Therefore, based on the above, the Audit Committee UNANIMOUSLY resolves:

1)	To approve said amount, in accordance with the tasks performed, the general context, and the fact that said amount is reasonable and adequate in terms of market conditions for similar companies, and does not involve any infringement of any legal, regulatory, or statutory provisions applicable to the Company.

2)	To approve the proposal to empower the Board to make advance payments for fees to the Directors that will serve during the 2026 fiscal year (contingent upon the Shareholders' Meeting decision that considers the documentation for fiscal year 2026).

3)	To delegate to the Chairman the communication of this resolution to the Board of Directors, as well as the signing of the pertinent documentation.

II.	OPINION ON THE PROPOSAL FOR INDEPENDENT AUDITORS’ FEES FOR FISCAL YEAR 2025

The Audit Committee considers the proposal to pay Price Waterhouse & Co. S.R.L. (“PwC”) for its services as External Auditors of the Financial Statements of TELECOM ARGENTINA S.A. for fiscal year 2025 the sum of ARS 1,735,224,000.00 (which does not include VAT), broken down into ARS 1,198,104,000.00 for financial statements audit tasks, and ARS 537,120,000.00 for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

After an analysis by its members, the Audit Committee considers that the proposed fees are reasonably adequate for the magnitude, importance and quality of the task carried out and within the range of fees approved by other listed companies with similar characteristics to TELECOM ARGENTINA S.A.

To reach this conclusion, the Audit Committee has considered the complexity of the task, and the specialization required to perform the audit activities developed by the Independent Auditors in relation to the certification of Section 404 of the Sarbanes Oxley Act. Therefore, the Audit Committee unanimously concludes that the fees that the Board of Directors will propose to the Meeting as remuneration for the performance of such activities are equally reasonable, and UNANIMOUSLY approves said proposal.

III.	OPINION ON THE PROPOSAL TO APPOINT INDEPENDENT AUDITORS FOR FISCAL YEAR 2026

Regarding the proposal for the appointment of Independent External Auditors of the Financial Statements of TELECOM ARGENTINA S.A. for the fiscal year 2026, the Board of Directors is planning to propose to the Annual General and Extraordinary Meeting the appointment of the firm Price Waterhouse & Co. as Independent External Auditors of the financial statements of TELECOM ARGENTINA S.A. for the year ending December 31, 2026. The account will be led by Dr. Eduardo Alfredo Loiacono as the certifying accountant and Dr. Ezequiel Luis Mirazón as his alternate.

The Audit Committee, pursuant to the provisions of the CNV regulations (informed opinion required by Articles 25 and 28 of Section VI of Chapter III of Title II of Regulations N.T. 2013 and amendments), has assessed the background and performance of Price Waterhouse & Co. S.R.L. (“PwC”), which is also the current provider of independent auditing services of TELECOM ARGENTINA S.A.

In this regard, the review of PwC’s profile carried out by the Audit Committee was based on:

•	The composition of its work teams, which demonstrate a deep understanding of its business systems and processes, particularly the process of generating financial information, both at the audit and support team levels, nationally and internationally.

•	The knowledge of the firm and related companies.

•	The assessment of its performance, based on the Audit Committee’s activities of annual oversight and evaluation of Independent Auditors, whose essential objective is to achieve reliability in the financial information that the Company provides to control entities, investors, and markets.

•	The profile of PwC as a firm of local and international recognized prestige, with a vast and outstanding professional record, and with procedures that meet stringent levels of quality and independence at its audited companies.

•	The firm’s sound knowledge of the business of TELECOM ARGENTINA S.A., and of its administrative systems and control structure.

Therefore, the Audit Committee, based on the background of the proposed firm, its performance in previous years and the abovementioned considerations, UNANIMOUSLY resolves to submit to the Board of Directors a favorable opinion on the proposal to appoint PwC as Independent External Auditors for fiscal year 2026.

IV.	AUDIT COMMITTEE EXPENSES – 2025 REPORT AND 2026 BUDGET

The Board of Directors has also requested the Audit Committee to report the amount of expenses incurred in its operation, functioning and training activities during fiscal year 2025. Said total expenses have amounted to ARS 69,654,112.00, of an originally approved budget of ARS 188,131,000.00.

The Audit Committee was also asked to provide a forecast of the resources it estimates will be necessary to perform its duties during fiscal year 2026, so as to request the General and Extraordinary Meeting to approve the corresponding budget.

On this topic, Mr. Cazzasa submits a report on the expenses incurred by the Committee during the 2025 fiscal year and budgetary period. The Committee members review the different items of the report.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the regulatory training and advisory needs estimated for the current year, the hiring of adequate services required for the effective performance of its duties and responsibilities, and the advisability of maintaining an adequate financial autonomy, as well as the general evolution of costs, the members of the Audit Committee conclude UNANIMOUSLY on the convenience to request the Shareholders’ Meeting to approve an operating budget of ARS 232,454,485.00 for fiscal year 2026. Said amount is consistent with the amounts budgeted using the currency of August 2025, adjusted by inflation as estimated by TELECOM ARGENTINA S.A., at the currency of each of the months in which the expenditure is estimated to be made in 2026.

The following is placed on record:

a)	A copy of the Audit Committee’s expense report and budgetary estimates;

b)	A market survey of Directors’ fees and the composition of the proposed fees for the members of TELECOM ARGENTINA S.A.’s Board, and

c)	The document on the appointment and fees of the Independent Auditors,

which are included in the folder of supporting documents for the topics addressed by the Committee, after the meeting.

Furthermore, it is unanimously resolved that the Chairman, Mr. Carlos Alejandro Harrison, present to the Board the conclusions of the analysis and sign the documents on behalf of the Audit Committee and forward them to the Secretariat of the Board of Directors of TELECOM ARGENTINA S.A.

Finally, the Secretary of the Committee states for the record that all the information provided during the meeting is recorded and saved in the file of the Audit Committee’s Secretariat, and on the CISCO WEBEX platform, under the name “Meeting Minutes Number 328”.

There being no further business to transact, the meeting is adjourned at 5:50 p.m.

/s/ Martín Héctor D’Ambrosio

Martín Héctor D’Ambrosio

/s/ Ignacio Cruz Morán

Ignacio Cruz Morán

/s/ Carlos Alejandro Harrison

Carlos Alejandro Harrison

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 11, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations